EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc. to Export Telephones to
BellSouth

     HUIZHOU, Guangdong, China, July 20 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced it has secured an order from NAFT Corporation, one of the product suppliers of BellSouth (NYSE: BLS), to purchase from XING a minimum of 50,000 sets of 2.4G cordless telephones per month. All the telephones are to be exported for eventual supply to BellSouth under the trademark “BellSouth,” and the first shipment has been scheduled for August 2004. It is expected that the order would bring revenue of US$15 million to XING annually.
     Mr. Robert Schweitzer of NAFT Corporation, said, “We are most impressed with XING’S ability to produce reliable products of very high quality and believe it would be to our benefit and that of the consumers at home for us to purchase from them. We would begin with 50,000 sets per month initially and a closer tie in the future is possible.”
     Mr. Wu Ruilin, Chairman of XING, commented, “I am very pleased to have the first shipment of our cordless phones to be made next month. Not only is it an additional source of revenue, but also another recognition of our ability to provide products of top quality. We are confident that more and more overseas business partners would be attracted to purchase our products and our indoor telephone business is expected to benefit substantially from its export performance.”
     According to XING, its export of indoor telephones is going strong, rising 100% y-o-y, and total sales of indoor telephones for the current is expected to register a 60% increase over 2003.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 07/20/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752–282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING BLS)